Exhibit 99.1

 Q3 2022 Update  October 25th, 2022  1

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.21  p.24  22

 Executive Summary  The major ty of our key metr cs surpassed gu dance n 03'22, ed by MAU and Subscr ber outperformance and hea thy Revenue growth. S m ar to ast quarter, MAU growth saw notab e acce erat on, w th net add t ons reach ng a record 03 h gh of 23 m on, wh e  Subscr bers came n 1 m on ahead of gu dance. Gross Marg n came n be ow expectat ons, ma n y due to an unfavorab e adjustment to pr or per od est mates for  r ghts ho der ab t es. We a so saw a marg n mpact due to s ower than forecast advert s ng growth g ven the  cha eng ng macro env ronment. Free Cash F ow was a pos t ve 35 m on n the quarter.   esp te ongo ng econom c uncerta nty, we are genera y p eased w th our overa resu ts. We rema n focused on de ver ng aga nst the object ves we shared at our 2022 lnvestor ay wh e ma nta n ng a strong ba ance sheet prof e.  1 Free Cash F ow s a non lFRS measure. See "Use of Non lFRS Measures" and "Reconc at on of lFRS to Non lFRS Resu ts" for add t ona nformat on.  456  195  273  2,651  385  3,036  750  24.    228    7.5%   40  35  USER & FINANCIAL SUMMARY  USERS M   Q3 2021 Q2 2022  Q3 2022  Y/Y Q/Q  Tota Month y Act ve Users "MAUs"   381  433  456  20%  5%  Prem um Subscr bers  172  188  195  13%  4%  Ad Supported MAUs  220  256  273  24%  7%  FINANCIALS €M   Prem um  2,178  2,504  2,651  22%  6%  Ad Supported  323  360  385  19%  7%  Total Revenue  2,501  2,864  3,036  21   6   Gross Prof t  668  704  750  12%  7%   ross Margin  26.   24.6   24.         Operating Loss /Income   5   194    228         Operat ng Marg n  3.0%   6.8%    7.5%         Net Cash F ows From Operat ng Act v t es  123  39  40        Free Cash Flow1  99  3   35        3

Key Highlights

Broad based outperformance on MAUs and Subscribers

- MAUs grew 20% Y/Y to 456 million, 6 million above guidance. Net additions of 23 million represented our largest ever Q3 growth
- MAU strength across all regions led by Rest of World and Latin America as a result of successful marketing campaigns and OEM strength
- Premium Subscribers grew 13% Y/Y to 195 million, above our guidance, aided by promotional intake and household plans

21% Y/Y Revenue growth driven by Premium

- Total Revenue grew 21% Y/Y to €3.0 billion
- Premium Revenue grew 22% Y/Y to €2.7 billion
- Ad-Supported Revenue grew 19% Y/Y to €385 million led by Podcasting

Audiobooks launched in the United States

- Launched the first iteration of Audiobooks in the Spotify app for listeners in the United States
- Announced the acquisition of interactive music trivia game, Heardle
- On October 5th, we announced the acquisition of Kinzen to further enhance our approach to platform safety

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 Key Highlights: Actuals vs. uidance  Premium Subscribers M   Users  Financials  Monthly Active Users M   Above  Above  456  195  Results  Q3 2022 Actuals   uidance  450  194  Results  Q3 2022 Actuals   uidance  Total Revenue €M   Above  €3,036  €3,000   ross Margin   elow  24.   25.2   Operating Loss /Income €M    elow   € 228    € 218   5

 FINANCIAL  SUMMARY  6

 Financial Summary   Free Cash F ow s a non lFRS measure. See "Use of Non lFRS Measures" and "Reconc at on of lFRS to Non lFRS Resu ts" for add t ona nformat on.  456  195  273  2,651  385  3,036  750  24.    228    7.5%   40  35  3.7  USER, FINANCIAL & LIQUI ITY SUMMARY Q3 2021 Q4 2021 Q1 2022 Q2 2022  USERS M   Q3 2022  Y/Y  Tota Month y Act ve Users "MAUs"   381  406  422  433  456  20%  Prem um Subscr bers  172  180  182  188  195  13%  Ad Supported MAUs  220  236  252  256  273  24%  FINANCIALS €M   Prem um  2,178  2,295  2,379  2,504  2,651  22%  Ad Supported  323  394  282  360  385  19%  Total Revenue  2,501  2,689  2,661  2,864  3,036  21   Gross Prof t  668  712  671  704  750  12%   ross Margin  26.   26.5   25.2   24.6   24.      Operating Loss /Income   5      6    194    228      Operat ng Marg n  3.0%   0.3%    0.2%    6.8%    7.5%      FREE CASH FLOW & LIQUI ITY €M, unless otherwise denoted   Net Cash F ows From Operat ng Act v t es  123  119  37  39  40     Free Cash Flow1  99  103  22  3   35     Cash Cash Equ va ents, Restr cted Cash Short Term lnvestments   3.3  3.6  3.6  3.6  3.7     7

Financial Summary

Revenue

Revenue of €3,036 million grew 21% Y/Y in Q3 (or 12% Y/Y constant currency), reflecting:

- Premium Revenue growth of 22% Y/Y (or 13% Y/Y constant currency), led by subscriber gains; and
- Ad-Supported Revenue growth of 19% Y/Y (or 3% Y/Y constant currency), led by podcasting

Profitability

Gross Margin was 24.7% in Q3, down 201 bps Y/Y reflecting:

- Continued growth in Marketplace activity and favorable revenue mix shift to podcasting; offset by
- Non-music content and product enhancement spend, as well as increased publishing rates and an adjustment to prior period accruals.

Operating Loss of (€228) million reflected the above and Operating Expense growth of 65% Y/Y (or 51% Y/Y constant currency), reflecting:

- Higher personnel costs primarily due to headcount growth (global ad sales team expansion, platform investment and acquisitions) and higher advertising costs for growth initiatives (Emerging Markets, Gen Z)
- Currency movements had a negative 1,433 bps impact on expense growth, or €85 million, given the unfavorable geographic mix of employee costs relative to revenue.

Free Cash Flow & Liquidity

Free Cash Flow[1] was €35 million in Q3. Capital expenditures decreased €20 million Y/Y to €5 million in the quarter. Liquidity remained strong, with €3.7 billion in cash and cash equivalents, restricted cash and short term investments. At the end of Q3, our workforce consisted of 9,808 FTEs globally.

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[1] Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

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Revenue

Resilient Premium growth, led by subscribers

Premium Revenue grew 22% Y/Y to €2,651 million, reflecting subscriber growth of 13% Y/Y and Premium ARPU[1] growth of 7% Y/Y to €4.63 (or down 1% constant currency). Excluding the impact of FX, ARPU performance was impacted by market mix.


€10,000
€8,000
€6,000
€4,000
€2,000
€6.00
€5.00
€4.00
€3.00
€2.00
Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22
Premium Revenue, LTM* (€M)
Premium ARPU

Ad-Supported growth driven by podcasting

Ad-Supported revenue grew 19% Y/Y and reached 13% of Total Revenue, reflecting double-digit growth across all regions with the exception of Europe where we saw the impact of challenging regional economic conditions. Our music business grew high single digits Y/Y and was led by high single digit growth in impressions sold. Podcast revenue grew in the strong double-digit range Y/Y across both our Original and Exclusive podcasts and the Spotify Audience Network. Podcast growth was led by the Spotify Audience Network, where sold impressions grew strong double-digits and CPMs increased double-digits. We also saw a substantial increase in the number of participating shows and advertisers in the Spotify Audience Network.


€1,500
€1,000
€500
€0
15%
13%
10%
8%
5%
Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22
Ad-Supported Revenue, LTM* (€M)
Ad-Supported Revenue As % Of Total Revenue

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[1] Premium Average Revenue per User ("ARPU")
* Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

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Gross Margin

Marketplace and Podcasting benefits offset by content/product investments and accruals

Total Gross Margin


24.7%
Q3'18
Q3'19
Q3'20
Q3'21
Q3'22

Gross Margin finished at 24.7% in Q3, reflecting continued Y/Y benefit from Marketplace and revenue mix shift towards podcasts, offset by non-music content and product enhancement spend, increased publishing rates and an unfavorable change in historical estimates for rights holder liabilities.

Premium Gross Margin


28.0%
Q3'18
Q3'19
Q3'20
Q3'21
Q3'22

Premium Gross Margin was 28.0% in Q3, down 104 bps Y/Y, reflecting Marketplace growth, offset by product enhancement spend, increased publishing rates and the change in accruals.

Ad-Supported Gross Margin


1.8%
Q3'18
Q3'19
Q3'20
Q3'21
Q3'22

Ad-Supported Gross Margin was 1.8% in Q3, down 902 bps Y/Y, reflecting favorable revenue mix shift towards podcasts and Marketplace growth, offset by non-music content spend and product enhancement spend, increased publishing rates and the change in accruals.

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Operating Expenses

Growth largely driven by headcount expansion and unfavorable FX impact

Operating Expenses grew 65% Y/Y (or 51% constant currency), largely reflecting various growth initiatives that were greenlit toward the end of 2021 and the impact of recent acquisitions such as Podsights, Findaway, Sonantic, Chartable, Whooshkaa and Heardle. Additionally, Y/Y comparisons were affected by the prior year benefit from Social Charge movements, which did not recur in Q3'22.

2022 continues to be an investment year for Spotify, as we build out the resources and infrastructure necessary to drive our multi-modal, multi-vertical strategy forward. We continue to re-evaluate our spending with an eye towards increasing return efficiency and enhancing productivity across the organization. We remain focused on gaining favorable Operating Expense leverage as we progress towards the intermediate-to-long-term targets we conveyed at our 2022 Investor Day.



54%
40%
86%
72%
52%
37%
Sales & Marketing
Research & Development
General & Administrative
Q3'22 Y/Y Growth
Q3'22 Y/Y Growth Constant Currency

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 Free Cash Flow  The 10th quarter in a row of positive FCF  Free Cash F ow was 35 m on n 03, a decrease Y/Y as ower Net lncome adjusted for non cash tems was part a y offset by favorab ty n net work ng cap ta .  Cap ta expend tures decreased 20 m on Y/Y to 5 m on as a resu t of the comp et on of off ce bu d outs.  Th s was the 10th quarter n a row of pos t ve Free Cash F ow. Wh e the magn tude of Free Cash F ow can f uctuate from quarter to quarter based on seasona ty and t m ng, we have averaged over 200 m on of  pos t ve Free Cash F ow on a tra ng 12 month bas s for the past three years.  * ast Twe ve Months TM represents annua performance cover ng the preced ng 12 months re at ve to the ast day of the quarter.  12

 MAUS  & SU SCRI ERS  13

Monthly Active Users (MAUs)

Total MAUs grew 20% Y/Y to 456 million, up from 433 million last quarter and above our guidance by 6 million. Quarterly performance versus our guidance was impacted by:

- Outperformance across all regions
- Better than expected intake in India as a result of a multimedia marketing campaign driving activations and reactivations
- Strength across Latin America, led by Brazil, due to marketing and OEM strength



11%
22%
31%
36%
Q3'18
16%
22%
27%
35%
Q3'19
19%
22%
25%
34%
Q3'20
21%
22%
24%
34%
Q3'21
26%
21%
22%
31%
Q3'22
Rest of World
Latin America
North America
Europe

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Premium Subscribers

Our Premium Subscribers grew 13% Y/Y to 195 million, up from 188 million last quarter. Quarterly performance versus our guidance was impacted by:

- Outperformance across all regions led by Latin America
- Better than expected Q3 promotional campaign results across all regions
- Continued strength in multi-user plans



9%
20%
31%
40%
Q3'18
10%
20%
30%
40%
Q3'19
10%
21%
29%
40%
Q3'20
11%
20%
29%
40%
Q3'21
12%
21%
28%
39%
Q3'22
Rest of World
Latin America
North America
Europe

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 PRODUCT  & PLATFORM  16

 Audiobooks  me ava ab e to Spot fy steners n the Un ted States.  of the aud obooks exper ence for users on Spot fy and  de preex st ng mus c and podcast content  At the end of September, the ab ty to purchase and sten to more than 300,000 aud obooks t t es beca e ava ab e to Spot fy steners n the Un ted States.  Th s s the f rst terat on of the aud obooks exper ence for users on Spot fy and f ts seam ess y a ongs e preex st ng mus c and podcast content.  17

Two-Sided Marketplace & Podcasting

Two-Sided Marketplace
During the quarter, Sponsored Recommendations continued to exhibit strength with triple digit Y/Y growth in total campaign volume and in Q3 we saw the largest campaign to date for the service. The strength in Sponsored Recommendations was driven by a successful launch of self-serve international targeting and increased artist access to self-serve in Q3.


Spotify for Artists
Marquee
está aqui

Podcasting
At the end of Q3, we had 4.7 million podcasts on the platform. The number of MAUs that engaged with podcasts grew in the substantial double-digits Y/Y and per user podcast consumption rates continued to rise. Notable releases included Archwell Audio's *Archetypes* which reached #1 in the podcast charts in more than six countries.


A SPOTIFY ORIGINAL
Archetypes
WITH MEGHAN

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 FC arcelona Partnership Kicks Off  K cked off our partnersh p w th FC arce ona by showcas ng 14 art sts from 8 markets across the on stad um nventory, reach ng tens of m ons of TV v ewers and 90,000+ fans n the stad um at each of the three a ga matches n August and September.  19

 New Home Feed  ln August, we ro ed out a new Home feed to users a ow ng for more persona zed d scovery of Mus c and Podcasts.  20

 OUTLOOK  21

 Outlook for Q4'22  The following forward looking statements reflect Spotify's expectations for Q4 2022 as of October 25, 2022 and are subject to substantial uncertainty.  Total Premium Subscribers  Total Revenue  Gross Margin  €3.2 billion  202 million  24.5   lmp es the add t on of approx mate y 23 m on net new MAUs n the quarter  Total MAUs  479 million  € (300) million  Operating Loss /Income  lmp es the add t on of approx mate y 7 m on net new subscr bers n the quarter  Assumes approx mate y 800 bps ta w nd to growth Y/Y due to favorab ty n fore gn  exchange rates  Ref ects the cont nu ng benef t from Marketp ace and favorab e revenue m x sh ft to  podcasts, offset by nvestments n non mus c content and product enhancement n t at ves  lnc us ve of the Operat ng oss s approx mate y a 95 m on mpact to Operat ng Expenses  due to Y/Y unfavorab ty n fore gn exchange rates  22

Webcast Information

We will host a live question and answer session starting at 4:30 p.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ322. Participants also may join using the listen-only conference line by registering through the following site: https://event.on24.com/wcc/r/3969731/682FC847ECD784F831C77F58E7B8DCB0

We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the "Resources – Social Media" tab of our Investors website to disclose material company information.

Use of Non-IFRS Measures

To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, General and administrative expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, and General and administrative expense excluding foreign exchange effect are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Operating expense, Sales and marketing expense, Research and development expense, and General and administrative expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see "Reconciliation of IFRS to Non-IFRS Results" section below.

Forward Looking Statements

This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible," and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth; our emphasis on innovation and long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to be profitable or generate positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising; our ability to generate revenues from podcasts and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the "Service"); risks relating to acquisitions, investments, and strategic alliances; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions and ownership thereof embodied in sound recordings in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain user data security; undetected errors, bugs or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security; our ability to maintain, protect, and enhance our brand; our ability to achieve our net zero emissions target or make progress in other environmental, social, and governance initiatives; payment-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access to capital to support growth; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, such as the continuing effects of the COVID-19 pandemic, rising inflation and interest rates, the continued conflict between Russia and Ukraine, and supply chain disruptions; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our Exchangeable Notes; tax-related risks; the concentration of voting power among our founders, which limits shareholders' ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission ("SEC"), including our Annual Report on Form 20-F filed with the SEC on February 3, 2022, as updated by subsequently filed reports for our interim results on Form 6-K. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.

Rounding

Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

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STATEMENTS  FINANCIAL  24

 Trending Charts  MAUs, Ad Supported Users, Premium Subscribers & Revenue BySegment  * 2   25

 Trending Charts   Gross Profit By Segment, Gross Margin By Segment & Free Cash Flow  * ast Twe ve Months TM represents annua performance cover ng the preced ng 12 months re at ve to the ast day of the quarter.  26

 Condensed consolidated statement of operations  September 30, 2022  June 30, 2022  September 30, 202   September 30, 2022  September 30, 202                                        ross pro it   0   0      2, 2    ,                                                                3  2, 3   ,    perating oss in ome   22          2    0                                        inan e in ome osts net      0      3       oss in ome be ore ta       0    2     2                     Net oss in ome attributab e to o ners o the parent      2   2   0       oss earnings per share attributab e to o ners o the parent                                      Weighted average ordinary shares outstanding                                      (Unaudited)  (in € millions, except share and per share data)  Three months ended  Nine months ended  28

                                                                2, 3  2,   Current assets                                                ,    ,3 2  Tota assets   , 32   , 0  Equity and iabi ities Equity                                               Equity attributab e to o ners o the parent  2,233  2,   Non urrent iabi ities                                                ,    , 2   Current iabi ities                                                        3,   3,22   Tota iabi ities   ,3    ,0   Tota equity and iabi ities   , 32   , 0  Condensed onso idated statement o inan ia position  (Unaudited) (in € millions)  September 30, 2022 De ember 3 , 202   Assets  Non urrent assets  29

 Nine months ended   perating a tivities      j                            :                       Net ash o s rom operating a tivities  Investing a tivities                    Net ash o s used in investing a tivities   inan ing a tivities                          Net ash o s used in rom inan ing a tivities  Net de rease in rease in ash and ash equiva ents        Cash and ash equiva ents at period end  September 30, 2022 June 30, 2022 September 30, 202 September 30, 2022 September 30, 202                                                    0 3 23 2 2              —       0 2 322 2      —   —   —   —   —       2 20 ,2    0 3 2 22 ,2 3         2, 2, 2, 2 2, 2, 2  Condensed onso idated statement o ash o s  (Unaudited) (in € millions)  Three months ended  30

 Basi oss earnings per share                    Share used in computation:                    Basi oss earnings per share attributab e to o ners o the parent   0    0    0 0    0 3    0 02  Di uted oss per share                                                        Net oss used in the omputation o di uted oss per share         0    3    3    :                                                        Di uted eighted average ordinary shares   , , 3    , , 32   , , 2   , ,    3, ,   Di uted oss per share attributab e to o ners o the parent   0    0    0    3    0   Ca u ation o basi and di uted oss earnings per share  (Unaudited)  (in € millions, except share and per share data)  Three months ended Nine months ended September 30, 2022 June 30, 2022 September 30, 202 September 30, 2022 September 30, 202   31

 Three months ended  Nine months ended  September 30, 2022 September 30, 202   September 30, 2022 September 30, 202                                                                                                                                          Revenue on a onstant urren y basis  (Unaudited)  (in € millions, except percentages)  Re on i iation o I RS to non I RS resu ts  32

  ree Cash o   (Unaudited) (in € millions)  Three months ended   ar h 3 , 20   June 30, 20   September 30, 20   De ember 3 , 20    ar h 3 , 2020  June 30,  2020  September 30, 2020  De ember 3 , 2020   ar h 3 , 202   June 30, 202   September 30, 202   De ember 3 , 202    ar h 3 , 2022  June 30,  2022  September 30, 2022                                                                                                                                                      ree Cash o    3   0         2   2    03        3       03  22  3   3    ast t e ve months ended  De ember 3 , 20    ar h 3 , 2020  June 30,  2020  September 30, 2020  De ember 3 , 2020   ar h 3 , 202   June 30, 202   September 30, 202   De ember 3 , 202    ar h 3 , 2022  June 30,  2022  September 30, 2022                                                                                                                        ree Cash o    0  2   223  2    3  2   2 2  2   2   2   2       ree Cash o   (Unaudited) (in € millions)  Re on i iation o I RS to non I RS resu ts            ree Cash o   Nine months ended  September 30, 2022 September 30, 202                ree Cash o   (Unaudited) (in € millions)  33

  perating e penses on a onstant urren y basis  (Unaudited)  (in € millions, except percentages)  Three months ended     September 30, 2022 September 30, 202                              Three months ended September 30, 2022 September 30, 202   Three months ended September 30, 2022 September 30, 202   Three months ended September 30, 2022 September 30, 202                                                                                                      Re on i iation o I RS to non I RS resu ts  34